EXHIBIT 23(c)


                         INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees; New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees; and New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees on Form S-8 of our report dated November 15, 1996 with respect to the financial statements of the Southwestern Public Service Company Employee Investment Plan (the "Plan") appearing in the Plan's Annual Report on Form 11-K for the year ended August 31, 1997, and to the reference to us under the heading "Interests of Named Experts and Counsel" in such Registration Statement.



DELOITTE & TOUCHE LLP
Dallas, Texas
June 25, 1998